January 15, 2010

Mr. Patrick Gilmore
Accounting Branch Chief
Division of Corporate Finance, Mail Stop 4561
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:	CounterPath Corporation
Form 10-K for the Fiscal Year ended April 30, 2009
Filed July 27, 2009
Form 10-Q for the Quarterly Period Ended October 31, 2009
Filed December 15, 2009
File No. 000-50346

Dear Mr. Gilmore:

On behalf of CounterPath Corporation (the "Company"), I hereby transmit for filing this letter in response to the comments of the Staff of the Securities and Exchange Commission (the "Commission") dated December 31, 2009 regarding the Company's Form 10-K for the Fiscal Year ended April 30, 2009, filed July 27, 2009, and Form 10-Q for the Quarterly Period Ended October 31, 2009, filed December 15, 2009, File No. 000-50346.

For your convenience, I have set forth below in bold your numbered comments in their entirety followed by the responses thereto.

CounterPath Corporation
Suite 300, One Bentall Center, 505 Burrard Street, Box 95, Vancouver, BC, V7X 1M3
Tel. (+1) 604.320.3344 Fax. (+1) 604.320.3399 Email. corporate@counterpath.com

CounterPath Corporation

Form 10-K for the Year Ended April 30. 2009

Note 2- Significant Accounting Policies and Going Concern

(b) Significant Accounting Policies

Goodwill. Pages 46-47

1.           We note the goodwill balance, which comprises approximately 46% of your total assets as of April 30, 2009, principally relates to the acquisitions of NewHeights Software Corporation and FirstHand Technologies Inc. We further note that you recorded a significant impairment charge related to the intangible assets associated with NewHeights Software Corporation and FirstHand Technologies Inc. during 2009 due to a significant adverse change in the business climate. Your disclosure on page 44 states that the cash flow losses have exceeded expectations for both of the groups of long-lived assets originating from those acquisitions. Given these circumstances and the fact that you have not yet achieved profitable operations and have a history of significant losses, please describe how you concluded that your goodwill was not impaired as of April 30, 2009.

We based our conclusion that our goodwill was not impaired at April 30, 2009 on the following:

Goodwill of $6,339,717 (CDN$6,704,947), and $2,083,960 (CDN$2,083,752) was initially recorded in the consolidated financial statements of the Company in connection with the acquisition of NewHeights Software Corporation on August 2, 2007, and FirstHand Technologies Inc. on February 1, 2008. Translated to U.S. dollars using the period end rate, the goodwill balance at April 30, 2009 was $5,540,968 (CDN$6,704,947) and $1,721,733 (CDN$2,083,752), respectively.

Statement of Financial Accounting Standards No. 142, “Goodwill and Other Intangible Assets” (“SFAS No. 142”) requires goodwill to be tested for impairment annually, or more frequently if an event occurs or circumstances change that would more likely than not reduce the fair value of the Company's business enterprise below its carrying value. The impairment test requires management to estimate the fair value of the Company's overall business enterprise down to the reporting unit. Management concluded that the reporting unit for the purpose of impairment testing was the entire Company based on a number of factors as more fully discussed in our response to comment 2 below.

In accordance with SFAS No. 142, the Company utilizes a two-step impairment test to identify potential goodwill impairment and measure the amount of a goodwill impairment loss to be recognized (if any). The first step compares the fair value of the reporting unit to its carrying amount, including goodwill to determine if there is potential goodwill impairment. If the fair value of the reporting unit’s net assets is not less than the carrying amount, then goodwill is not impaired and the second step of the test is not required.

The Company notes that the carrying amount of the reporting unit’s net assets was $11.3 million as at April 30, 2009, net of the $2.8 million charge taken for impairment of intangible assets of FirstHand Technologies Inc. and NewHeights Software Corporation as described on page 44 of the Form 10-K.

CounterPath Corporation

FAS 157 identifies three valuation methodologies including the Market Approach, the Income Approach and the Cost Approach. In general, the Company uses the Market Approach and if deemed necessary, the Income Approach. The Cost Approach is not deemed applicable as the replacement cost values are not readily available for the assets and the liabilities of the reporting unit. As described in Note 2(b) to the audited consolidated financial statements included in the Form 10-K, in the first step, management compared the fair value of the Company to its carrying amount based upon an analysis of a number of factors including the Company’s market capitalization and transaction values of comparable companies as at April 30, 2009.

The results of the first step analysis, as more fully described in our Response to comment 2, indicated that the fair value of the Company as implied by the quoted market capitalization and comparable transactions was $18.3 million and $21.8 million, respectively. As the fair value exceeded the carrying amount of the Company, management concluded that no goodwill impairment existed.

Management further notes that while the intangible assets associated with NewHeights Software Corporation and FirstHand Technologies Inc. were impaired at April 30, 2009, a minority of the cash flows of the Company is derived from the products of the former legal entity NewHeights Software Corporation or from the products of FirstHand Technologies Inc.; however, the goodwill is attributable to the reporting unit which is the entire Company.

2.           We note that you measure the recoverability of goodwill at the reporting unit level using market multiples for comparable companies as well as discounted cash flows. Please tell us how you determined that you only have one reporting unit based on paragraphs 18 and 30-36 of SFAS 142 and EITF Topic D-101. Also include in your response a detailed description of the key assumptions used in your analyses under the market approach and the income approach

In accordance with SFAS 142 and EITF Topic D-101, we have identified the entire company CounterPath Corporation as a single operating segment and consequently, a single reporting unit due to the similar economic characteristics of its components and the nature of the products and services offered by those components. The aggregation of the components, specifically NewHeights Software Corporation and FirstHand Technologies Inc. with the existing business of CounterPath Corporation into a single operating segment and consequently, a single reporting unit is due to the following characteristics:

The products and services of the acquired entities NewHeights Software Corporation and FirstHand Technologies Inc. are similar to the existing products and services of the Company;
All products are designed, developed, marketed and sold in a similar manner;
The related services including customization and pre and post customer support are similar in structure, method of sale, delivery and cost;
The industry and customer base is the similar for all of the Company’s products;
The sales and marketing functions are fully integrated for all of the products of the Company and the same sales and marketing team sells and markets all of the products of the Company;
All of the Company’s products can be sold direct, or through various sales channels such as original equipment manufacturers or resellers;
The commission structure is the same for all products and the incentive compensation programs are based on combined Company results;

CounterPath Corporation

Capital allocations and capital budgets are determined at the single operating segment level not at the product line level;
Assets and resources are shared at the single operating segment level and not at the product level and management decisions are typically made at the single operating segment level.

NewHeights Software Corporation and FirstHand Technologies Inc. do not have their own segment management and chief operating decision maker, rather the chief operating decision maker of the Company is the person who makes all the decisions of the reporting unit as a whole;

NewHeights Software Corporation was amalgamated into a Canadian subsidiary of the Company as of February 5, 2008 and does not report separately;
Management does not rely on the financial statements of FirstHand Technologies Inc. to make operating decisions.

As a result of the foregoing, goodwill would be recoverable at the single operating segment level as all of the Company’s components are intertwined and interdependent. Therefore, we believe that the appropriate reporting unit level is the single operating segment level in accordance with paragraphs 18 and 30-36 of SFAS 142 and with reference to the guidance in EITF Topic D-101.

Quoted Market Capitalization

GAAP uses a hierarchy of evidence to determine fair value. Quoted market prices in an active market are given the highest priority (Level 1) in measuring fair value, if available. SFAS No. 142 states that quoted market prices in active markets are the best evidence of fair value and shall be used as the basis for the measurement, if available.

Because the reporting unit is the Company, a proxy for fair value can be determined using the quoted market capitalization of the Company as it is a publicly traded entity. To reduce the potential for a one day pricing abnormality, we weighted averaged the closing share prices for the twenty days before and after April 30, 2009 as quoted on the OTC BB and reported by Google Finance which resulted in a market price of $0.63 per share. The fair value was determined as follows:

Fair Value = Quoted Market Capitalization

= $0.63 per share x [28,832,050 common shares + 219,836 exchangeable shares]

= $18.3 million.

As the quoted market capitalization of $18.3 million is more than the carrying amount of the Company’s net assets of $11.3 million at April 30, 2009, there is no goodwill impairment based on the quoted market capitalization. We note that the quoted market capitalization likely underestimates the fair value of the reporting unit as it does not include a control premium typical associated with the en bloc value.

While the quoted market capitalization was more than the carrying amount, management considered that the quoted market capitalization may be influenced by the volatility in the market, particularly given the severe economic and capital market downturn that occurred during the previous months. Accordingly, management also considered the price at which the Company was able to sell its equity to investors in July and October of 2008 as a basis for whether or not the market price of $0.63 is reasonable.

CounterPath Corporation

On July 31, 2008 and October 28, 2008, the Company issued 2,433,439 units and 97,402 units, respectively, at a price of $1.50 (CDN$1.54) per unit for gross proceeds of approximately $3.8 million (CDN$3.9 million). Each unit consisted of one share of common stock in the capital of the Company and one-half of one non-transferable common share purchase warrant (each a “Unit”). Each warrant entitles the holder thereof to purchase one share of common stock in the capital of the Company for a period of two years commencing from the date of issue at an exercise price of $2.25 per warrant share.

Management used the Black-Scholes option pricing model to determine the fair value of warrants issued. Management assumed a volatility of 59.58%, a risk free rate of 2.52%, a dividend yield of 0.0%, and a term of two years. The option pricing model resulted in a value of $0.38 per full warrant, or $0.19 per half warrant. Each Unit is therefore comprised of $1.31 of common shares and $0.19 of warrants. Given that the $1.31 per common share significantly exceeds the quoted market price of $0.63, further support is given to conclude that the quoted market price is reasonable, and does not over–estimate the fair value of the Company’s quoted market capitalization.

More recently, on July 17, 2009, the Company issued 527,370 shares of common stock to a third party, Columbia University (“Columbia”) to settle all outstanding amounts due to Columbia University under certain agreements. The common stock was issued at $0.75 (CDN$0.84) per share.

Comparable Transactions

SFAF No. 142 states that the fair value of an asset (or liability) is the amount at which that asset (or liability) could be bought (or incurred) or sold (or settled) in a current transaction between willing parties, that is, other than in a forced or liquidation sale. Thus, the fair value of a reporting unit refers to the amount at which the unit as a whole could be bought or sold in a current transaction between willing parties.

We utilized a sample of comparable transactions in which comparable companies to the reporting unit were sold at a financial multiple of revenue in order to determine a proxy for fair value. Companies were chosen that develop and sell communication, networking or connectivity software in the desktop and wireless spaces (see Schedule 1a.) within the telecom or enterprise sectors. The comparable companies were primarily public companies allowing for availability of financial information. The transactions that occurred in the four prior quarters to April 30, 2009 had an average enterprise value of $43.5 million and an enterprise value to revenue multiple of 2.4x. Based on this multiple, fair value of the reporting unit is $26.8 million.

While these transactions occurred in the prior four quarters and could be considered to be reasonably current transactions, we also developed an ‘Adjusted Enterprise Value to Revenue’ multiple to adjust for the general fluctuations in transaction multiples over the four quarters that may have resulted from general market stock price increases or decreases, or market appetite to acquire companies over that period. The enterprise to revenue multiples from transactions occurring in the four quarters prior to the fourth quarter ending April 30, 2009 were normalized using adjustment factors developed from data for the entire universe of software transactions. The entire software universe was used as a proxy for the merger and acquisition market to remove fluctuations caused by individual transactions. In Schedule 1b, we illustrate the normalization or adjustment factors prior to FQ4-2009 by setting the FQ4-2009 enterprise to revenue multiple of 1.3x as the base quarter to 100%.

For example, software transactions occurring in the fiscal third quarter of 2009 were valued at an enterprise to revenue multiple of 1.6x. We normalize this to the fiscal fourth quarter enterprise to

CounterPath Corporation

revenue multiple of 1.3x by multiplying it by an adjustment factor of 81%. The two right most columns of Schedule 1a. Illustrate the adjustment of the enterprise value to revenue multiples using the adjustment factors to develop adjusted enterprise value to revenue multiples. This analysis resulted in an average adjusted enterprise value to revenue multiple of 1.9x (as compared to the unadjusted enterprise value to revenue multiple of 2.4x), and a fair value of the reporting unit of $21.8million.

Based on the results of the comparable transaction analysis, we concluded that the fair value of the reporting unit is greater than the carrying amount of the reporting unit.

Comparable Trading Companies

We also reviewed a set of comparable trading multiples as at April 30, 2009 as shown in Schedule 1c. As these transactions do not include a control premium as do the comparable transactions as described in the preceding paragraph, we did not rely on the results herein. That being said, the enterprise value to revenue multiple translated into a fair value of the reporting unit of $18.1 million, which also exceeds the carrying amount of the reporting unit.

Income Approach

The income approach uses valuation techniques to convert future amounts (for example, cash flows or earnings) to a single present amount (discounted). The measurement is based on the value indicated by current market expectations about those future amounts. Those valuation techniques include present value techniques; option-pricing models, such as the Black-Scholes-Merton formula (a closed-form model) and a binomial model (a lattice model), which incorporate present value techniques; and the multi-period excess earnings method, which is used to measure the fair value of certain intangible assets.

Management did not utilize the income approach having felt that there was enough support with the quoted market capitalization and the comparable transactions methodologies to support the conclusion that goodwill was not impaired.

3.           Please note that the FASB Accounting Standard Codification became effective for interim and annual periods ending after September 15th, 2009. As a result, all non-SEC accounting and financial reporting standards have been superseded. In future filings, please revise all references to accounting standards accordingly.

In future filings, we will revise all references to accounting standards based on the FASB Accounting standard codification effective for interim and annual periods ending after September 15, 2009.

4.           We note that your presentation on Non-GAAP operating expenses in your Select Consolidated Statements of Operations Data. Please tell us how you considered including the disclosures required by Item 10(e)(i)(C) and (D) of Regulation S-K.

We intend to comply with Item 10(e)(i)(C) of Regulation S-K in future filings by including the following language in the Select Consolidated Statements of Operations Data section:

“We believe the presentation of Non-GAAP operating expenses provides useful information to our investors. In particular, we disclose that we utilize Non-GAAP operating expenses to

CounterPath Corporation

internally measure our operating performance and also present such measure to allow investors to analyze our operating performance utilizing the same measure as used by our management”.

To the extent material, in the future we will enclose a statement disclosing any additional purposes, if any, for which our management uses the non-GAAP financial measure that are not disclosed pursuant to paragraph (e)(1)(i)(C).

The Company hereby acknowledges that:

The Company is responsible for the adequacy and accuracy of the disclosure in the filings;
Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filings; and
The Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under federal securities laws of the United States.

This letter is also being filed on EDGAR as of the above date.

We thank you for the opportunity to respond to your comments. Please contact me at (604) 628-9364 if you have any questions regarding the foregoing.

Very truly yours,

By:	/s/ David Karp

David Karp
Chief Financial Officer

CounterPath Corporation

Schedule 1a.

Transaction Enterprise Value to Revenue Multiples for Comparable Companies(1)

						Adjusted
	Date of		Enterprise	EV/TTM		EV/TTM
Acquiror	Acquisition	Seller	Value	Revenue	Adjustment	Revenue

Comptel Corp.	21-Apr-08	Axiom Systems	$15,440,678	3.0x	62%	1.9x
Micro Focus	17-Jun-08	NetManage	$43,390,000	1.2x	65%	0.8x
Deluxe Corp.	19-Jun-08	Hostopia.com	$97,680,000	3.5x	65%	2.3x
Phoenix Technologies	1-Jul-08	TouchStone Software	$16,950,000	3.9x	65%	2.5x
Open Text	4-Sep-08	Captaris	$107,250,000	1.0x	76%	0.8x
Alcatel-Lucent	7-Oct-08	Motive, Inc.	$44,780,000	0.6x	76%	0.5x
AmDocs	9-Dec-08	ChangingWorlds	$19,417,476	3.1x	81%	2.5x
Onstream Media	20-Mar-09	Narrowstep	$15,530,000	2.7x	100%	2.7x
Nuance Communications	9-Apr-09	ZI Corp.	$31,160,000	2.3x	100%	2.3x
Tecnomen	7-May-09	Lifetree Convergence	$15,453,947	3.0x	100%	3.0x

Average			$43,512,380	2.4x		1.9x
Average (excluding high and low)			$35,545,178	2.5x		2.0x
Median			$31,160,000	2.9x		2.3x

(millions)
CounterPath TTM Revenue				$9.8		$9.8
CounterPath Cash (April 30, 2009)				$2.9		$2.9
CounterPath Debt (April 30, 2009)				$0.0		$0.0

CounterPath Enterprise Value (Average data)				$23.9		$18.9

CounterPath Enterprise Value (Average excluding high and low data)				$24.3		$19.3
CounterPath Enterprise Value (Median data)				$28.0		$22.5

CounterPath Market Capitalization(2) (Average data)				$26.8		$21.8

CounterPath Market Capitalization(2) (Average excluding high and low data)				$27.3		$22.3
CounterPath Market Capitalization(2) (Median data)				$31.0		$25.4

____________________________________________________________
(1) Source: Software Equity Group LLC
(2) Market Capitalization = Enterprise Value - Debt + Cash

CounterPath Corporation

Schedule 1b.

Normalization of Enterprise Value to Revenue Multiples(1)

	FQ4-	FQ1-	FQ2-	FQ3-	FQ4-
	2008	2009	2009	2009	2009
Software Universe EV/TTM
Revenue	2.1x	2.0x	1.7x	1.6x	1.3x
Normalization Factor	62%	65%	76%	81%	100%

____________________________________________________________

                    (1) Source: Software Equity Group LLC for calendar quarters Q2 2008, Q3-2008, Q4-2008 and Q1-2009, respectively.

CounterPath Corporation

Schedule 1c.

Trading Enterprise Value to Revenue Multiples for Comparable Companies(1)

	Enterprise		EV/TTM
	Value	TTM Revenue	Revenue

ON2 Technologies	$59,315,718	$16,102,000	3.7x
Interactive Intelligence, Inc.	$140,539,146	$121,399,000	1.2x
Voxware	$9,377,404	$16,931,000	0.6x
Global IP Solutions	$9,662,116	$11,130,000	0.9x
inContact, Inc.	$80,602,836	$80,747,000	1.0x
Sonic Foundry	$26,205,071	$18,577,000	1.4x
ViewCast.com, Inc	$15,667,977	$17,463,081	0.9x
Intellicheck Mobilisa, Inc.	$34,479,402	$12,347,974	2.8x

Average	$46,981,209	$36,837,132	1.5x
Average (excluding high and low)	$38,290,744	$29,964,016	1.1x
Median	$26,205,071	$17,463,081	1.0x

(millions)
CounterPath TTM Revenue			$9.8
CounterPath Cash (April 30, 2009)			$2.9
CounterPath Debt (April 30, 2009)			$0.0

CounterPath Enterprise Value (Average data)			$15.2

CounterPath Enterprise Value (Average excluding high and low data)			$10.5
CounterPath Enterprise Value (Median data)			$9.8

CounterPath Market Capitalization(2) (Average data)			$18.1

CounterPath Market Capitalization(2) (Avg exc. high and low data)			$13.4
CounterPath Market Capitalization(2) (Median data)			$12.7

____________________________________________________________
(1) Source: Yahoo! Finance, Public company reports.
(2) Market Capitalization = Enterprise Value - Debt + Cash